Exhibit 4(b)17

AMENDMENT NO. 3 TO RESTRUCTURING AGREEMENT

This Amendment no. 3 (the “Amendment”) to the Restructuring Agreement is dated as of the 30 day of June 2009 between:

1.	Lumenis Ltd., a company incorporated under the laws of Israel, whose registered office is at Industrial Zone, Yoqneam, Israel (the “Borrower”); and

2.	Bank Hapoalim B.M. (the “Bank”).

WHEREAS:

A.	On 29th September 2006, the Borrower and the Bank entered into a Restructuring Agreement (the “Restructuring Agreement”) pursuant to which the Borrower and the Bank agreed to restructure the Prior Outstanding Debt of the Borrower and subsidiaries of the Borrower into a single Loan (as defined therein) and to set out the terms and conditions applicable with respect to the Loan;

B.	On 5th December 2006, the Borrower and the Bank entered into Amendment No.1 to the Restructuring Agreement;

C.	OnJune 25, 2008, the Borrower and the Bank entered into Amendment No. 2 to the Restructuring Agreement, which amendment was itself amended on November 10, 2008 and on February 22, 2009 (“Amendment No. 2”); and

D.	The Parties wish to further amend the Restructuring Agreement, as amended, as set forth herein.

THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1.	In this Amendment, capitalised terms that are used but not defined herein shall have the meanings ascribed to such terms in the Restructuring Agreement and in Amendment No. 2.

1.2.	“Amendment Closing Date” shall mean the date hereof, provided the Bank is satisfied that all the conditions precedent referred to in Section 3 below shall have been fulfilled in form and substance reasonably satisfactory to the Bank on or prior to the Amendment Closing Date, or waived by the Bank (the Banks being under no obligation whatsoever to grant any waiver);

1.3.	Words and defined terms denoting the singular number include the plural and vice versa and the use of any gender shall be applicable to all genders.

1.4.	The paragraph headings are for the sake of convenience only and shall not affect the interpretation of this Amendment.

1.5.	The recitals, schedules, appendices, annexes and exhibits hereto form an integral part of this Amendment.

1.6.	Reference herein to Sections and sub-Sections of the Restructuring Agreement shall mean references to Clauses and sub-Clauses of the Restructuring Agreement.

2.	AMENDMENT OF THE RESTRUCTURING AGREEMENT AND AMENDMENT NO. 2

2.1.	With effect from the Amendment Closing Date, the Restructuring Agreement (including the Schedules attached thereto) as well as the applicable sections of Amendment No. 2 shall automatically be amended as set forth herein. For the avoidance of doubt, all sections of the Restructuring Agreement and Amendment No. 2 not amended, deleted or replaced under this Amendment shall remain unamended and in full effect. By delivery to the Company of the Bank’s counter signature on this Amendment, the Bank shall be deemed to confirm that the conditions precedent referred to in Section 3 below shall have been fulfilled or waived, to its satisfaction.

2.2.	The following amendments shall be made to the Restructuring Agreement:

2.2.1. Section 1.1.20 shall be revised to include new Section 14.15B.

2.2.2. Section 1.1.23 shall be deleted and replaced in its entirety with the following:

““Final Maturity Date” means June 30, 2017.”

2.2.3. A new Section 1.1.63 shall be added as follows:

“"2009 Write Offs” means each of the write off amounts set forth in the repayment and write off schedule set forth in Section 4.1.4.”

2.2.4. A new Section 1.1.61A will be added as follows:

““Type A Installments” mean each of the installments set forth in the following schedule under the heading “Type A Installments”":

Type A Installments, Original Payment Dates and Interest Rate Schedule
	Type A Installments	Type A Original Payment Date	Type A Interest Rate

1.	$10,000,000	June 30, 2009	3%
2.	$5,133,040	December 31, 2009	1.5%
3.	$5,133,040	March 31, 2010	1.5%
4.	$5,133,040	June 30, 2010	1.5%
5.	$10,000,000	June 30, 2010	3%
6.	$5,133,040	September 30, 2010	1.5%
7.	$5,133,040	December 31, 2010	1.5%
8.	$5,133,040	March 31, 2011	1.5%
9.	$5,133,040	June 30, 2011	1.5%
10.	$10,000,000	June 30, 2011	3%
11.	$5,133,040	September 30, 2011	1.5%
12.	$5,133,040	December 31, 2011	1.5%
13.	$5,133,040	March 31, 2012	1.5%
14.	$5,133,040	June 30, 2012	1.5%
15.	$5,133,040	September 30, 2012	1.5%
16.	$5,133,040	December 31, 2012	1.5%
17.	$5,133,040	March 31, 2013	1.5%
18.	$5,133,040	June 30, 2013	1.5%
19.	$5,133,077	September 30, 2013	1.5%

2.2.5. A new Section 1.1.61B will be added as follows:

““Type A Original Payment Date” means for each Type A Installment, the original payment date set forth next to such Type A Installment in the schedule in Section 1.1.61A under the heading “Type A Original Payment Date”. Nothing in Section 1.1.61A shall imply that the payment of the Type A Installment is due on the Type A Original Payment Date and this definition is used only in order to calculate interest payments under Section 7.1.”

2.2.6. A new Section 1.1.61C will be added as follows:

““Type A Interest Rate” means the interest rate per annum set forth next to the applicable Type A Installment in the schedule in Section 1.1.61A under the heading “Type A Interest Rate”.”

2.2.7. A new Section 1.1.61D will be added as follows:

““Type B Installments” mean each of the installments set forth in the following schedule under the heading “Type B Installments”:"

Type B Installments and Payment Dates Schedule
	Type B Installments	Type B Original Payment Date	Type B Revised Maturity Date

1.	$10,000,000	June 30, 2009	June 30, 2012
2.	$5,133,040	December 31, 2009	June 30, 2013
3.	$5,133,040	March 31, 2010	June 30, 2013
4.	$7,133,040	June 30, 2010	June 30, 2014
5.	$5,133,040	September 30, 2010	June 30, 2014
6.	$2,733,920	December 31, 2010	June 30, 2014
7.	$2,399,120	December 31, 2010	June 30, 2015
8.	$5,133,040	March 31, 2011	June 30, 2015
9.	$5,133,040	June 30, 2011	June 30, 2015
10.	$2,334,800	September 30, 2011	June 30, 2015
11.	$2,798,240	September 30, 2011	June 30, 2016
12.	$5,133,040	December 31, 2011	June 30, 2016
13.	$5,133,040	March 31, 2012	June 30, 2016
14.	$1,935,680	September 30, 2012	June 30, 2016
15.	$3,197,360	September 30, 2012	June 30, 2017
16.	$5,133,040	December 31, 2012	June 30, 2017
17.	$5,133,040	March 31, 2013	June 30, 2017
18.	$5,133,040	September 30, 2013	June 30, 2017

2.2.8. A new Section 1.1.61E will be added as follows:

““Type B Original Payment Date” means for each Type B Installment, the applicable original payment date set forth next to such Type B Installment in the schedule in Section 1.1.61D under the heading “Type B Original Payment Date.”

2.2.9. A new Section 1.1.61F will be added as follows:

““Type B Revised Maturity Date” means for each Type B Installment, the applicable maturity date set forth next to such Type B Installment in the schedule in Section 1.1.61D under the heading “Type B Revised Maturity Date”. Nothing in Section 1.1.61D shall imply that the payment of the Type A Installment is due on the Type A Original Payment Date and this definition is used only in order to calculate interest payments under Section 7.1.”

2.2.10. Sections 4.1.1, 4.1.2 and 4.1.3 of the Restructuring Agreement shall be deleted and replaced in their entirety with the word “Reserved”.

2.2.11. Section 4.1.4 of the Restructuring Agreement shall be deleted and replaced in its entirety with the following:

“The Borrower shall repay the Loan (which as of June 28, 2009 consisted of an aggregate principal amount of $130,878,677) to the Bank by way of consecutive yearly installments (each a “Repayment Installment”), each to be paid in the amount and on the date set forth in the repayment and write off schedule below under the headings “Repayments” and “Date”, respectively, by deposit into the Account, the first installment of which shall be paid on June 30, 2010 and the last such installment to be paid on the Final Maturity Date.

The Bank shall forgive an amount as set forth opposite the respective Repayment Installment in the repayment and write off schedule below under the heading “Write Off” following the repayment of such Repayment Installment. Notwithstanding anything to the contrary in this Agreement, in the event that the Bank declares the Loan immediately due and payable in accordance with Section 14.16 herein: (i) the write off amounts set forth opposite such Repayment Installments, which were not previously written off, shall not be written off, shall be deemed to be part of the principal amount of the Loan to be paid by the Borrower immediately upon receipt of such declaration and shall accrue Interest at a rate per annum determined by the Bank to be LIBOR on the Interest Determination Date for such Interest Period plus 5.25% (five point twenty five percent) per annum from the date the Bank declared the Loan immediately due and payable in accordance with Section 14.16 until such time as it is paid in full; and (ii) all amounts which were not previously written off shall not be written off and all such amounts shall be deemed to be part of the Loan to be paid by the Borrower in accordance with Section 14.16 herein.

	Repayment and Write Off Schedule
	Repayment	Date	Write off

1.	$8,000,000	June 30, 2010	$5,000,000
2.	$10,000,000	June 30, 2011	$6,250,000
3.	$15,133,040	June 30, 2012	$7,500,00
4.	$15,399,120	June 30, 2013	0
5.	$15,000,000	June 30, 2014	0
6.	$15,000,000	June 30, 2015	0
7.	$15,000,000	June 30, 2016	0
8.	$18,596,517	June 30, 2017	0

2.2.12. Sections 4.1.5 and 4.1.6 of the Restructuring Agreement shall be deleted and replaced in their entirety with the word “Reserved”.

2.2.13. Section 6.1.2 of the Restructuring Agreement shall be deleted and replaced in its entirety with the following:

“Where the Borrower has disposed of an asset of the Borrower (or a Material Subsidiary has disposed of assets of such Material Subsidiary and distributed (or is permitted by law to distribute) such proceeds to the Borrower), and the net proceeds to the Borrower of such disposition are at least $10 million (the “Disposal Amount”), the Borrower shall prepay (i) an amount equal to the Disposal Amount if the Total Debt to EBITDA ratio (as defined in Schedule 13.25) as of the end of the fiscal quarter during which the disposition was made is in excess than 4; or (ii) 50% of the Disposal Amount if the Total Debt to EBITDA ratio (as defined in Schedule 13.25) is equal to or lower than 4; provided that a disposal permitted under Sections 13.7.2 shall not be subject to this Section.”

2.2.14. Section 7.1 of the Restructuring Agreement shall be deleted and replaced in its entirety with the following:

"7.1 Interest Rate

7.1.1 The rate of Interest applicable to the Loan in respect of each Interest Period for each Type A Installments, taking into account only Type A Installments for which the Type A Original Payment Date is subsequent to or on the same date as the Interest Payment Date of such Interest Period, shall be the sum of (a) the rate per annum determined by the Bank to be LIBOR on the Interest Determination Date for such Interest Period; and (b) the Type A Interest Rate.

7.1.2. The rate of Interest applicable to the Loan in respect of each Interest Period for Type B Installments, taking into account only Type B Installments for which the Type B Original Payment Date precedes the Interest Payment Date of such Interest Period and for which the Type B Revised Maturity Date has not occurred or has occurred on such Interest Payment Date, shall be the sum of (a) the rate per annum determined by the Bank to be LIBOR on the Interest Determination Date for such Interest Period; and (b) 5.25% (five point twenty five percent) per annum.

A table setting forth the outstanding balance of the Type A Installments and Type B Installments on which the applicable Interest applies is attached as Schedule 7 hereto. All definitions in Sections 1.1.61A-F are used only in order to calculate interest payments under Section 7.1 and shall not imply any repayment obligation of any kind or nature.

Notwithstanding the above, and subject to Section 4.1.4, no Interest shall accrue or be payable with respect to the 2009 Write Offs.”

2.2.15. Section 8.1.1 of the Restructuring Agreement shall be deleted and replaced in its entirety with the following:

“all external costs and expenses (including legal fees for external counsel and reasonable out-of-pocket expenses) incurred by the Bank in connection with: (i) the performance of all legal due diligence inquiries as the Bank has required or shall require with respect to the transactions in connection with this Agreement, any amendments thereto and the Security Documents; or (ii) the negotiation, preparation and execution of this Agreement, any amendments thereto and the Security Documents and the completion of the transactions contemplated therein.

2.2.16. Section 13.5.1 of the Restructuring Agreement shall be replaced in its entirety with the following:

“The Borrower will not make or resolve to make any Distributions prior to the date that the aggregate outstanding amount of the Loan (including principal and accrued and unpaid interest thereon) is equal to or less than $40 million.

The Borrower will not, after the date that the aggregate outstanding amount of the Loan (including principal and accrued and unpaid interest thereon) is equal to or less than $40 million make or resolve to make any Distribution other than from the profits available for Distribution from the ongoing operations of the Borrower, provided that no Event of Default shall have occurred and be continuing nor shall it result from the proposed Distribution.”

2.2.17. The following paragraph shall be added at the end of Section 13.6 of the Restructuring Agreement:

“The parties will work together to reach a reasonable agreement, by no later than July 31, 2009, on which New Securities the Borrower should further pursue, as well as non-Israeli opinions (other than U.S. Opinions (as defined below)), while exercising reasonable commercial efforts and subject to any local legal restrictions. No later than July 31, 2009, the Borrower shall provide the Bank with (i) an opinion of United States counsel, addressed to the Bank confirming that the Existing Securities granted by United States companies in the Group secure the transactions contemplated by the Restructuring Agreement, and (ii) an opinion of United States counsel addressed to the Bank confirming that the New Securities granted by United States companies in the Group secure the transactions contemplated by the Restructuring Agreement, (together the “U.S. Opinions”), in a form to be agreed by the parties”.

2.2.18. Section 13.25 of the Restructuring Agreement shall be deleted and replaced in its entirety with the following, which, for the sake of clarity, as amended shall also apply with respect to the Quarter ending on June 30, 2009:

"Financial Ratios

For the period commencing on the Amendment Closing Date (as such term is defined in Amendment no. 3 to this Agreement) and ending on June 30, 2011, the Group shall have available and accessible cash reserves in an aggregate amount of at least $20 million Dollars, on a consolidated basis. The Borrower shall provide the Bank following the end of each Quarter with a certificate executed by the Chief Financial Officer of the Borrower certifying the available and accessible cash reserves of the Group during such Quarter and as of the date of such certificate are at least equal to $20 million Dollars, on a consolidated basis.

The Borrower and the Group shall, on a consolidated basis, with effect from July 1, 2011, comply with the Financial Ratios set out in Schedule 13.25.”

2.2.19. Section 14.3.2 of the Restructuring Agreement shall be deleted and replaced in its entirety with the following:

“Failure of the Borrower and its Subsidiaries to comply with Section 13.25 and failure to meet the conditions for curing such breach as set forth in Section 13.25.”

2.2.20. A new Section 14.15B shall be added as follows:

"Amendment No. 3 Closing

There is any breach of the provisions of Amendment no. 3 to the Restructuring Agreement that constitutes an Event of Default under Clauses 14.2 and 14.3 above (as amended by Amendment no. 3 to the Restructuring Agreement).”

2.3.	The following amendments shall be made to amendment No. 2:

2.3.1. The number $4,000,000 in the preamble of Section 3 shall be replaced with the phrase “up to $6,000,000" and the following proviso shall be added:

“provided, that if the earliest event to occur is any of the events set forth in Section 3(a)(i) or (ii) below, and a later event of the events listed below occurs during the time the Loan is outstanding, then upon such later event the Borrower shall pay to the Bank an amount (bearing no interest or premium) equal to the difference between the amount previously paid under this Section and $6,000,000.”

2.3.2. Section 3(a) shall be replaced in its entirety with the following:

“the EBITDA (as defined in Annex A) of the Borrower for any year shall exceed $45,000,000; provided that (i) if the EBITDA for any year exceeds $25,000,000 but is equal to or lower than $35,000,000 then the Borrower shall only be obligated to pay to the Bank pursuant to this Section, in addition to the Interest, an amount equal to $2,000,000; and (ii) if the EBITDA for any year exceeds $35,000,000 but is equal to or lower than $45,000,000 then the Borrower shall only be obligated to pay to the Bank pursuant to this Section, in addition to the Interest, an amount equal to $4,000,000 (or $2,000,000 if the event set forth in sub-section (i) above occurred earlier than the event set forth in this sub-section (ii)).”

2.4.	Section 4 to the Cash Fee- Ltd. Stock Side Letter dated November 19, 2003 issued by the Borrower in favor of the Bank (the “Letter”) shall be replaced in its entirety with the following:

“This agreement shall terminate upon the later of March 31, 2017 or repayment of all amounts outstanding under the Restructuring Agreement between Ltd. and the Bank, dated September 30, 2006 as amended, in full.”

2.5.	Section 5.3 of the Restructuring Agreement shall be deleted and replaced in its entirety with the following:

“The Borrower shall not prepay any part of the Loan except in accordance with the aforegoing in this clause 5, clause 6 below, or as expressly provided elsewhere in this Agreement.”

2.6.	Section 5.8 of the Restructuring Agreement shall be deleted and replaced in its entirety with the following:

“Any prepayment under this Agreement shall be applied to the repayment installments in respect of the Loan in the same manner as set forth in Section 6.5.”

2.7.	The last paragraph of Section 5 of the Restructuring Agreement shall be deleted and replaced in its entirety with the following:

“For the sake of clarity, the provisions of Clause 5.5 shall not apply to any repayments or to prepayments made pursuant to this Agreement (but other than pursuant to Clause 5.1).”

2.8.	Section 6.5 of the Restructuring Agreement shall be deleted and replaced in its entirety with the following:

“Any prepayment under this Agreement shall be applied to the repayment installments in respect of the Loan in reverse order (that is, shall be deemed first to constitute the last repayment installment, then the second last, and so on and so forth), and such prepaid installments shall be applied for Interest calculation purposes in reverse order as well (that is, shall be deemed first to constitute the last repayment installment (whether Type A Installment or Type B Installment, as applicable) pursuant to latest date of Type A Original Payment Date or Original Type B Revised Maturity Date, then the second to last, and so on and so forth).”

3.	CONDITIONS PRECEDENT

This Amendment is subject to the conditions precedent that the Bank shall have received, by no later than the Amendment Closing Date, all of the following documents, matters and things in form and substance satisfactory to the Bank:

3.1.	The Borrower shall present to the Bank a certificate by the Chief Executive Officer and the Chairman of the Board of Directors of the Borrower, confirming that (i) an amount of at least $15 million Dollars in cash has been invested in equity of the Borrower; and (ii) LM Partners L.P. (together with any person or entity that qualifies as a Permitted Transferee) holds more than 29,844,871 shares of the Borrower; and (iii) Harel Beit On is serving on the Board of Directors of the Borrower and, solely in its capacity as a director, is, in addition to participation in board meetings, involved in assisting or guiding the management of the Borrower.

3.2.	The Borrower shall have executed and delivered to the Bank an amended and restated warrant no. 5 in the form set forth as Exhibit A-1 attached hereto providing for the purchase of 9,411,300 ordinary shares of the Borrower with an exercise price of US$ 1.00 and an expiration date of June 30, 2014.

3.3.	The Borrower shall have executed and delivered to the Bank an amended and restated warrant no. 6 in the form set forth as Exhibit A-2 attached hereto providing the purchase of 2,500,000 ordinary shares of the Borrower with an exercise price of US$ 1.40 and an expiration date of June 30, 2014.

3.4.	The Borrower shall provide the Bank with an opinion of Israeli counsel addressed to the Bank in the form set forth as Exhibit B attached hereto.

3.5.	All of the Borrower’s representations and warranties in Clause 12 (other then Clause 12.7) of the Restructuring Agreement and in Article 3 of the Share Purchase Agreements between the Borrower and certain Investors dated June 21, 2009 (including any disclosures made in the disclosure schedules to such agreements) shall be true and correct in all material respects as of the Amendment Closing Date, as if made on the Amendment Closing Date (except to the extent that any such representation or warranty is expressly made as of a specified date, in which case as of such specified date). The Borrower shall provide the Bank with a certificate signed by the Chief Executive Officer of the Company certifying that such of the Borrower’s representations and warranties are true and correct in all material respects as of the Amendment Closing Date, as if made on the Amendment Closing Date.

3.6.	The Borrower shall have paid all accrued and unpaid Interest, including Interest to be paid on the Interest Period Date of June 30, 2009 in the amount of US$ 893,200.05.

3.7.	The Borrower shall provide the bank with copies of all requisite corporate approvals, approving the execution, delivery and performance of this Amendment and all agreements and acts to be performed by the Borrower under, or otherwise in connection with, this Amendment.

4.	MISCELLANEOUS

4.1.	The Company shall pay the costs and expenses of the Bank required under Section 2.2.15 hereof, including the costs of the Bank’s legal advisors and all legal fees incurred by such advisors, within 15 days of the date of being requested to pay such costs and expenses, following which the Bank’s legal advisors shall issue a tax invoice to the Bank.

4.2.	This Amendment may be executed in any number of counterparts (including by facsimile or by electronic delivery in .pdf format or the like) and all of such counterparts taken together shall be deemed to constitute one and the same instrument sufficient to bind the parties as an original.

4.3.	This Amendment shall be construed in accordance with the laws of the State of Israel. The exclusive place of jurisdiction for the purpose of this Amendment is hereby established as the competent court of law in Israel situated in Tel Aviv-Jaffa.

4.4.	If a provision of this Amendment is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect the validity or enforceability in that jurisdiction of any other provision hereof or the validity or enforceability in other jurisdictions of that or any other provision hereof.

4.5.	Where provisions of any applicable law resulting in such illegality, invalidity or unenforceability may be waived, they are hereby waived by each party to the full extent permitted so that this Amendment shall be deemed valid and binding agreements, enforceable in accordance with its terms.

4.6.	Nothing in this Amendment shall create or confer upon any person or entity, other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

4.7.	With effect from the Amendment Closing Date and upon all activities to be performed in accordance with Section 3 herein to be completed (or waived, the Banks being under no obligation whatsoever to grant any waiver), the Restructuring Agreement, including all Schedules and exhibits attached thereto, Amendment No. 2 and the Letter shall automatically be amended so that each shall be read and construed for all purposes as set forth hereto. Other than as expressly set forth herein, the provisions of the Restructuring Agreement, all schedules and exhibits thereto, Amendment No. 2 and the Letter shall remain unchanged and in full force and effect in accordance with the terms thereof.

IN WITNESS WHEREOF, the parties have signed this Amendment on the date first mentioned above.

for:	LUMENIS LTD.

By: /s/ Dov Ofer —————————————— Dov Ofer Chief Executive Officer

By: /s/ Aviram Steinhart —————————————— Aviram Steinhart Chief Financial Officer

for:	BANK HAPOALIM B.M.

By: /s/ Rachel Arbel /s/ Gil Barzilay ——————————————
Bank Hapoalim B.M Head Office

Schedule 13.25

To: Bank Hapoalim B.M.	June 30, 2009

Re: Financial Covenants

        Reference is made to the Restructuring Agreement by and between Lumenis Ltd. (the “Borrower”) and Bank Hapoalim B.M. (the “Bank”) dated September 30, 2006, as amended (the “Restructuring Agreement”), to which this document is attached as a schedule and forms an integral part thereof.

        WHEREAS the Borrower has received and/or may receive from time to time from the Bank and other third parties have received and/or shall receive from time to time from the Bank against a guarantee or indemnification from the Borrower, credit, documentary credit, various loans, overdrafts in a current account, in a current loan account or any other account, various letters of indemnity and guarantees in favour of the Bank and/or third parties or others at our request or at the request of third parties, discounted notes, grants or extensions and various banking waivers and other various banking services (each separately and together – the “Banking Services”), under the conditions agreed upon or that shall be agreed upon from time to time with respect to each Banking Service.

        WHEREAS the Borrower executed a letter dated June 25, 2008 entitled Financial Covenants (the “Financial Covenants Letter”), and this letter shall replace such Financial Covenants Letter in its entirety.

NOW THEREFORE, the Borrower hereby declares and undertakes that as long as it owes certain moneys to the Bank with respect to the Banking Services under the terms and conditions agreed upon from time to time or that shall be agreed upon with respect to each Banking Service, the Borrower shall comply with the following:

1.	Financial Ratios

        1.1 The Borrower covenants and undertakes that it will comply with the following financial ratios based on its Financial Statements that have been furnished to the Bank in accordance with Section 13.1 of the Restructuring Agreement, at all times and from time to time as of (and including) the Quarter ending September 30, 2011:

a)	The ratio of Total Debt to EBITDA shall not exceed:

(i)	6.5 (six point five) as of the end of each Quarter commencing as of the third Quarter of 2011 and ending on the first Quarter of 2012 (inclusive);

(ii)	5 (five) as of the end of each Quarter commencing as of the second Quarter of 2012 and ending on the first Quarter of 2013 (inclusive);

(iii)	4 (four) as of the end of each Quarter commencing as of the second Quarter of 2013 and ending on the first Quarter of 2014 (inclusive); and

(iv)	3.5 (three point five) as of the end of each Quarter commencing as of the second Quarter of 2014 until the Loan is repaid in full.

b)	The Interest Coverage Ratio shall be:

(i)	at least 1 (one) as of the end of each Quarter commencing as of the third Quarter of 2009 and ending on the first Quarter of 2012 (inclusive); and

(ii)	at least 2 (two) as of the end of each Quarter commencing as of the second Quarter of 2012 until the Loan is repaid in full.

2.	Definitions

        2.1 Defined terms not otherwise defined herein shall have the meaning ascribed to them in the Restructuring Agreement.

        2.2 “EBITDA” shall mean

        for any Accounting Period the sum of the following:

(i)	the Operating Income of the Borrower in the ordinary course of business (excluding (i) income and/or, costs and payments associated with any lawsuits commenced prior to December 5, 2006 and up to a maximum of $1 million in Fiscal Years 2011-2013 only, and (ii) non-recurring items); and

(ii)	any amortisation (including of intangible assets and intellectual property) , impairment and depreciation (such as depreciation of fixed assets), and excluding expense related to options or warrants pursuant to SFAS 123(R) reflected in the Financial Statements of the Borrower.

        The EBITDA that shall be used for purposes of this Letter shall be the sum of the EBITDA of the relevant Quarter and the EBITDA of the 3 preceding Quarters.

        All items referred to above shall be taken from the Borrower’s relevant consolidated Financial Statements.

        2.3 “Interest Coverage Ratio” means the product of the Borrower’s Operating Income excluding (i) income and/or, costs and payments associated with any lawsuits commenced prior to December 5, 2006 and up to a maximum of $1 million in Fiscal Years 2011-2013 only, (ii) non-recurring items and (iii) expense related to options or warrants pursuant to SFAS 123(R) divided by the Borrower’s interest expenses, each during the relevant Accounting Period.

        The Operating Income that shall be used for purposes of this Letter shall be the average of the Operating Income of the relevant Quarter and the Operating Income of the 3 preceding Quarters.

        2.4 "Total Debt" means the sum of:

(a)	the Total Outstandings (other than all write offs, whether previously wrote off or scheduled to be wrote off, under the Restructuring Agreement), assuming no Event of Default; and

(b)	the balance of all Financial Indebtedness and any interest or other amounts payable on account of such Financial Indebtedness.

Save as expressly stated otherwise, each of “EBITDA”, “Interest Coverage Ratio” and “Operating Income” for any period, shall be determined from the consolidated quarterly and annual Financial Statements, or, if not included in the Financial Statements, shall be determined from a certificate signed by the Auditors delivered to the Bank together with the Financial Statements. “Total Debt” for any period shall be determined as set forth in Schedule 7 of the Restructuring Agreement with respect to that period.

3.     Any breach of any financial ratio set forth in Section 1 hereof shall be an Event of Default under the Restructuring Agreement.

4.     In each event that the Borrower breaches or does not comply with any of its obligations hereunder, the Bank shall have the right to demand immediate repayment of all the amounts due with respect to all or a part of the Banking Services retained by the Borrower and make use, at its discretion, of any and all the measures available to it in order to ensure full repayment of all amounts due to it.

Sincerely, /s/ Dov Ofer /s/ Aviram Steinhart —————————————— Lumenis Ltd.